FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                             As of February 28, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes   No X


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.


                                  TENARIS S.A.





                                  CONSOLIDATED
                              FINANCIAL STATEMENTS


                        As of December 31, 2004 and 2003
                                       and
              for the years ended December 31, 2004, 2003 and 2002



















46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A.   Consolidated financial statements for the years ended December
31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENT


                                                                                 Year ended December 31,
                                                                     ------------------------------------------------
(all amounts in USD thousands, unless otherwise stated)     Notes         2004            2003             2002

Net sales                                                     1           4,136,063       3,179,652        3,219,384
Cost of sales                                                 2         (2,776,936)      (2,207,827)     (2,169,228)
                                                                     --------------- ---------------- ---------------
Gross profit                                                              1,359,127         971,825        1,050,156
Selling, general and administrative expenses                  3           (672,449)        (566,835)       (567,515)
Other operating income                                      5 (i)           152,591           8,859           18,003
Other operating expenses                                    5 (ii)         (25,751)        (125,659)        (28,767)
                                                                     --------------- ---------------- ---------------
Operating income                                                            813,518         288,190          471,877
Financial income (expenses), net                              6               5,802         (29,420)        (20,597)
                                                                     --------------- ---------------- ---------------
Income before equity in earnings (losses) of associated
companies, income tax and minority interest                                 819,320         258,770          451,280
Equity in earnings (losses) of associated companies           7             206,037          27,585          (6,802)
                                                                     --------------- ---------------- ---------------
Income before income tax and minority interest                            1,025,357         286,355          444,478
Income tax                                                    8           (220,376)         (63,918)       (207,771)
                                                                     --------------- ---------------- ---------------
Net income before minority interest                                         804,981         222,437          236,707
Minority interest (1)                                         27           (20,278)         (12,129)        (42,881)
                                                                     --------------- ---------------- ---------------
Net income before other minority interest                                   784,703         210,308          193,826
Other minority interest (2)                                   27                  -               -         (99,522)
                                                                     --------------- ---------------- ---------------
Net income                                                                  784,703          210,308          94,304
                                                                     --------------- ---------------- ---------------

Weighted average number of ordinary shares in issue
(thousands)                                                   9           1,180,507        1,167,230         732,936
Basic and diluted earnings per share (USD per share)          9                0.66             0.18            0.13
                                                                     --------------- ---------------- ---------------



(1) Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial S.A., NKKTubes
     K.K. and Tubos de Acero de Venezuela S.A., as well as the participation at December 31, 2002, of minority shareholders of Siderca S.A.I.C., Dalmine
     S.p.A. and Tubos de Acero de Mexico S.A. that did not exchange their participation).

(2) Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the date of the 2002 Exchange Offer (see Note 28 (a)).

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED BALANCE SHEET

                                                             At December 31, 2004      At December 31, 2003
(all amounts in USD thousands)                     Notes

ASSETS
Non-current assets
  Property, plant and equipment, net                10       2,164,601                 1,960,314
  Intangible assets, net                            11          49,211                    54,037
  Investments in associated companies               12          99,451                    45,814
  Other investments                                 13          24,395                    23,155
  Deferred tax assets                               20         161,173                   130,812
  Receivables                                       14         151,365    2,650,196       59,521    2,273,653
                                                           ------------              ------------

Current assets
  Inventories                                       15       1,269,470                   831,879
  Receivables and prepayments                       16         374,446                   165,134
  Trade receivables                                 17         936,931                   652,782
  Other investments                               18 (i)       119,666                   138,266
  Cash and cash equivalents                       18 (ii)      311,579    3,012,092      247,834    2,035,895
                                                           ------------ ------------ ------------ ------------
Total assets                                                              5,662,288                 4,309,548
                                                                        ------------              ------------

EQUITY AND LIABILITIES
Shareholders' Equity                                                      2,495,924                 1,841,280

Minority interest                                   27                      165,271                   119,984

Non-current liabilities
  Borrowings                                        19         420,751                   374,779
  Deferred tax liabilities                          20         371,975                   418,333
  Other liabilities                               21 (i)       172,442                   191,540
  Provisions                                      22 (ii)       31,776                    23,333
  Trade payables                                                 4,303    1,001,247       11,622    1,019,607
                                                           ------------              ------------

Current liabilities
  Borrowings                                        19         838,591                   458,872
  Current tax liabilities                                      222,735                   108,071
  Other liabilities                               21(ii)       176,393                   207,594
  Provisions                                      23(ii)        42,636                    39,624
  Customers advances                                           127,399                    54,721
  Trade payables                                               592,092    1,999,846      459,795    1,328,677
                                                           ------------ ------------ ------------ ------------

Total liabilities                                                         3,001,093                 2,348,284
                                                                        ------------              ------------
Total equity and liabilities                                              5,662,288                 4,309,548
                                                                        ------------              ------------

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(all amounts in USD thousands)


Tenaris S.A.   Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
-----------------------------------------------------------------------------------------------------------------------------------

                   Statutory balances according to Luxembourg Law                                            Total at December 31,
            ------------------------------------------------------------------------------------------------------------------------
                                           Other                                    Currency
              Share    Legal    Share   Distributable Retained          Adjustments translation Retained
              Capital  Reserves Premium    Reserve    Earnings  Total     to IFRS   adjustments Earnings  2004      2003      2002
            ------------------------------------------------------------------------------------------------------------------------
Balance at
 January 1, 1,180,288  118,029 609,269        96,555  201,480 2,205,621   (634,759) (34,194)  304,612 1,841,280 1,694,054   875,401

Currency
 translation
 differences        -        -       -             -        -         -          -    4,174         -     4,174       309   (34,503)
Change in
 ownership
 in Exchange
 Companies
 (Note 28)          -        -       -             -        -         -          -        -         -         -         -     1,724
Capital
 Increase
 and
 Exchange
 Transaction
 (Note 28)        249       25     464            82        -       820          -        -         -       820    51,611   796,418
Dividends
 paid in
 cash               -        -       -       (96,555) (38,498) (135,053)         -        -         -  (135,053) (115,002)  (39,290)
Net income          -        -       -             -  373,477   373,477   (373,477)       -   784,703   784,703   210,308    94,304

            ------------------------------------------------------------------------------------------------------------------------
Balance at
 December
 31,        1,180,537  118,054 609,733            82  536,459 2,444,865 (1,008,236) (30,020)1,089,315 2,495,924 1,841,280 1,694,054
            ------------------------------------------------------------------------------------------------------------------------



The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25 (vi)


The accompanying notes are an integral part of these consolidated financial statements.


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
----------------------------------------------------------------------------------------------------
CONSOLIDATED CASH FLOW STATEMENT

                                                                                    Year ended December 31,
                                                                            -----------------------------------------
(all amounts in USD thousands)                                  Notes          2004           2003          2002

Cash flows from operating activities
Net income                                                                      784,703         210,308       94,304
   Depreciation and amortization                               10 & 11          208,119         199,799      176,315
   Provision for BHP proceeding                            5 (ii) & 25 (i)            -         114,182       18,923
   Fintecna arbitration award                                  25 (i)         (126,126)               -            -
   Income tax accruals less payments                           31 (ii)           44,659       (138,570)      174,478
   Equity in (earnings) losses of associated companies            7           (206,037)        (27,585)        6,802
   Interest accruals less payments, net                       31 (iii)           16,973         (3,032)        4,780
   Net provisions                                              22 & 23           11,455            (13)     (27,473)
   Power plant impairment                                    25 (v) (i)          11,705               -            -
   Result from disposition of investment in associated
   companies                                                    5 (i)                 -         (1,018)            -
   Minority interest                                             27              20,278          12,129      142,403
   Change in working capital                                   31 (i)         (621,187)       (107,156)    (100,842)
   Currency translation adjustment and others                                  (46,254)          16,592     (28,254)
                                                                            ------------ --------------- ------------
Net cash provided by operating activities                                        98,288         275,636      461,436
                                                                            ------------ --------------- ------------

Cash flows from investing activities
Capital expenditures                                           10 & 11        (183,312)       (162,624)    (147,577)
Acquisitions of subsidiaries and associates, net of cash
provided by business acquisitions                                              (97,595)        (65,283)     (15,107)
Cost of disposition of property, plant and equipment and
intangible assets                                              10 & 11           12,054           5,965       14,427
Proceeds from sales of investments in associated
companies                                                                            -           1,124             -
Convertible loan to associated companies                                              -        (31,128)            -
Dividends and distributions received from associated
companies                                                                        48,598               -            -
Acquisitions of minority interest                                                     -           (299)            -
Changes in trust fund                                                            20,359               -     (32,349)
                                                                            ------------ --------------- ------------
Net cash used in investing activities                                         (199,896)       (252,245)    (180,606)
                                                                            ------------ --------------- ------------

Cash flows from financing activities
Dividends paid in cash                                                        (135,053)       (115,002)     (39,290)
Dividends paid to minority interest in subsidiaries              27                (31)        (14,064)     (41,484)
Proceeds from borrowings                                                        676,862         590,490      425,268
Repayments of borrowings                                                      (376,768)       (544,606)    (528,870)
                                                                            ------------ --------------- ------------
Net cash provided by (used in) financing activities                             165,010        (83,182)    (184,376)
                                                                            ------------ --------------- ------------
Increase  / (Decrease) in cash and cash equivalents                              63,402        (59,791)       96,454

Movement in cash and cash equivalents
At beginning of the year                                                        247,834         304,536      213,814
Effect of exchange rate changes                                                     343           3,089      (5,732)
Increase  / (Decrease)  in cash and cash equivalents                             63,402        (59,791)       96,454
                                                                            ------------ --------------- ------------
At December 31,                                                                 311,579         247,834      304,536
                                                                            ------------ --------------- ------------
Non-cash financing activity
Fair value adjustment of minority interest acquired                                   -           (925)            -
Common stock issued in acquisition of minority interest                             820          51,611      796,418
Conversion of debt to equity in subsidiaries                                     13,072               -            -

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

ACCOUNTING POLICIES ("AP")

              Index to accounting policies


        A     Business of the Company and basis of presentation
        B     Group accounting
        C     Foreign currency translation
        D     Property, plant and equipment
        E     Impairment
        F     Intangible assets
        G     Other investments
        H     Inventories
        I     Trade receivables
        J     Cash and cash equivalents
        K     Shareholders' equity
        L     Borrowings
        M     Income taxes - Current and Deferred
        N     Employee - related liabilities
        O     Employees' statutory profit sharing
        P     Provisions and other liabilities
        Q     Revenue recognition
        R     Cost of sales and expenses
        S     Earnings per share
        T     Derivative financial instruments
        U     Segment information

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

ACCOUNTING POLICIES

The following is a summary of the main accounting policies followed in the preparation of these consolidated financial statements:

A        Business of the Company and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation
(societe anonyme holding), was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies, as explained in Note 28. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of these holdings is included in Note 32.

At December 31, 2004, 2003 and 2002, the financial statements of Tenaris and its subsidiaries have been consolidated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. The Company has applied IFRS 3 for all business combinations that occurs after March 31, 2004. The consolidated financial statements are presented in thousands of U.S. dollars ("USD").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements were approved by Tenaris's Board of Directors on February 23, 2005.

B        Group accounting

(1)      Subsidiary companies

The consolidated financial statements include the financial statements of Tenaris's subsidiary companies. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that the Company ceases to have control. The purchase method of accounting is used to account for the acquisition of subsidiaries.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris's subsidiaries have been eliminated in consolidation. However, the fact that the measurement currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial income (expenses), net.

See Note 32 for the list of the consolidated subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


B        Group accounting (Cont'd.)

 (2)     Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see AP B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris's interest in the associated companies.

Tenaris's investment in Consorcio Siderurgia Amazonia Ltd. ("Amazonia") was accounted for under the equity method, as Tenaris has significant influence. At December 31, 2004, Tenaris holds a 14.5% of Amazonia. As explained in Note 25
(ii), as from February 15, 2005 Tenaris has increased its participation in Amazonia to 21.2%.

See Note 12 for a list of principal associated companies.

C        Foreign Currency Translation

(1) Translation of financial statements in currencies other than the measurement currency

IASB's Standing Interpretation Committee's interpretation number 19
("SIC-19") states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the Tenaris's subsidiaries is the respective local currency. In the case of Siderca S.A.I.C. ("Siderca"), Tenaris's subsidiary in Argentina, as well as Siderca's Argentine subsidiaries, the measurement currency is the U.S. dollar, because:

     o Siderca and its subsidiaries are located in Argentina and its local currency has been affected by recurring severe economic crises;

     o Sales are mainly denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

     o    Prices of critical raw materials are settled in U.S. dollars; and

     o Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

In addition, Tenaris Global Services S.A. ("TGS"), TGS's commercial network subsidiaries, and the intermediate holding subsidiaries of Tenaris use the U.S. dollar as their measurement currency, which reflects these entities' cash flow and transactions being primarily determined in U.S. dollars.

Income statements of subsidiaries stated in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders' equity as currency translation adjustments. In the case of a sale or other disposition of any such subsidiary, any accumulated translation difference would be recognized in the income statement as part of the gain or loss of the sale.

(2)      Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

D        Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets acquired has been given.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs from the financing of relevant construction in progress is capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

         Land                                                   No Depreciation
         Buildings and improvements                             30-50 years
         Plant and production equipment                         10-20 years
         Vehicles, furniture and fixtures, and other equipment   4-10 years

Restricted tangible assets in Dalmine S.p.A. ("Dalmine") with a net book value at December 31, 2004 of USD6.2 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over their estimated useful economic lives.

In cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount (see AP E).

E        Impairment

Circumstances affecting the recoverability of tangible and intangible assets including investments in associated and in other companies may change. If this happens, the recoverable amount of the relevant asset is estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount. Management periodically evaluates the carrying value of its tangible and intangible assets for impairment. The carrying value of these assets is considered impaired when an other than temporary decrease in the value of the assets has occurred.

At December 31, 2004, no impairment provisions were recorded other than the one on the electric power generating facility, as explained in Note 25 (v)(i). The impairment provision recorded in previous years by Amazonia on its investment in Siderurgica del Orinoco CA ("Sidor"), was reversed in 2004 and included in Equity in earnings (losses) of associated companies, as explained in
Note 12.

F        Intangible assets

(1)      Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris's participation in acquired companies' net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 15 years. Amortization is included in Cost of sales. See Note 33 for the impact of new IFRS as from January 1, 2005.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

F        Intangible assets (Cont'd.)

(2)      Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris' participation in acquired companies' net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets, not to exceed 15 years. This income is included in Cost of sales. See Note 33 for the impact of new IFRS as from January 1, 2005.

 (3)     Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as selling, general and administrative expenses.

(4)      Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended 2004, 2003 and 2002 totaled USD26.3, USD21.9 and USD14.0 million respectively.

(5)      Licenses and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G        Other investments

Under IAS 39 "Financial Instruments: Recognition and Measurement", financial assets have to be classified into the following categories: held-for-trading, held-to-maturity, originated loans and available-for-sale, depending on the purpose for which the investments were made. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or originated loan categories have to be included in the residual "available-for-sale" category. All of Tenaris's Other investments, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, without considerating if they are technically available for disposition according to the terms of the underlying contracts.

The financial resources that were placed in trust funds up to December 31, 2004, have been contributed to two wholly-owned subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.) as from January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment.

Subsequent to their acquisition, available-for-sale financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

Investments in other companies in which Tenaris has less than 20% of the voting rights or over which Tenaris does not have significant influence, are reported at cost.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


H        Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out "FIFO" method) and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods and goods in process based on management's analysis of the aging.

I        Trade receivables

Trade receivables are recognized initially at original invoice amount. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client's difficulty to meet its commitments to Tenaris, it impairs the amounts due by means of a charge to the provision for doubtful accounts. Additionally, this provision is adjusted periodically based on management's analysis of the aging.

J        Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K        Shareholders' equity

(1)      Basis of presentation

The balances of the consolidated statement of changes in shareholders' equity include:

     o The value of share capital, legal reserve, share premium, other distributable reserve and retained earnings in accordance with Luxembourg Law;

     o The currency translation adjustments and retained earnings of Tenaris' subsidiaries under IFRS;

     o The adjustment of the preceding items to value the balances by application of IFRS.

The combined consolidated statement of changes in shareholders' equity for the year 2002 was prepared based on the following:

     o Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;

     o Changes in ownership in the Exchange Companies -as defined in Note 28-comprises the net increase or decrease in the percentage of ownership that Sidertubes -at that time Tenaris's controlling shareholder- owned in these companies;

     o Dividends paid prior to the 2002 Exchange Offer (see Note 28) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes' assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

K        Shareholders' equity (Cont'd.)

 (2)      Dividends

Dividends are recorded in Tenaris's financial statements in the period in which they are approved by Tenaris's shareholders, or when interim dividends are approved by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 25 (vi).

L        Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M        Income Taxes - Current and Deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris's subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. A liability is recorded for tax benefits that were taken in tax return but have been not recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment -originated in both difference in valuation and useful lives considered by accounting standards and tax regulations-, inventories valuation, provisions for pensions and tax losses carry-forward. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N        Employee-related liabilities

(a)      Employees' severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris's Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD71.8 million at December 31, 2004 and USD66.4 million at December 31, 2003.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

N        Employee-related liabilities (Cont'd.)

 (b)     Pension obligations

Certain Tenaris officers are covered by defined benefit employee retirement plans designed to provide retirement, termination and other benefits to those officers.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates and amounts to USD11.6 million and USD8.6 million at December 31, 2004 and 2003, respectively. Actuarial gains and losses are recognized over the average remaining service lives of employees.

For its main plan, Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry a time limitation for their redemption. The investments are neither part of a particular plan nor segregated from Tenaris's other assets, and therefore this plan is classified as "unfunded" under the IFRS definition. Benefits provided by this plan are in U.S. dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who retired or were terminated before December 31, 2003. After this date, the benefits of this plan are calculated on a seven-year salary average.

Additionally, certain other officers and former employees of one of Tenaris subsidiaries are covered by a separate plan classified as "funded" under IFRS definition.

 (c)     Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O        Employees' statutory profit sharing

Under Mexican law, Tenaris's Mexican subsidiaries are required to pay their employees an annual benefit calculated using a similar basis to the one used for the calculation of the income tax. Employees' statutory profit sharing is provided under the liability method. The deferred liability within this provision amounts to USD68.9 million at December 31, 2004 and USD51.1 million at December 31, 2003, and it is included in Non current other liabilities. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

P        Provisions and other liabilities

Provisions are accrued to reflect estimates of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris' estimates of the outcomes of these matters and the advice of Tenaris' legal advisors. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on Tenaris' future results of operations and financial conditions or liquidity.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


Q        Revenue recognition

Sales are recognized as revenues when earned and realized or realizable.
This includes satisfying the following criteria: the arrangement with the customer is evident, through the receipt of a purchase order; the sales price is known and arranged; delivery -as defined by the risk transfer provision of the sales contracts- has occurred, which may include delivery to the customer storage facility at one of the Company's subsidiaries; and the collection is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

     o    Interest income: on an effective yield basis.

     o Dividend income from investments in other companies: when Tenaris's right to collect is established.


R        Cost of sales and sales expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to client orders are classified as selling, general and administrative expenses.

S        Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. There were no potential ordinary shares outstanding at December 31, 2004, 2003 and 2002. See Note 9.

T        Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included within the section "Financial Risk Management" below.

U        Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: Seamless, Welded and other metallic products, Energy and Others.

The secondary reporting format is based on a geographical location.
Although, Tenaris's business is managed on a worldwide basis, Tenaris operates in five main geographical areas: South America, Europe, North America, Middle East and Africa, and Far East and Oceania.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------
FINANCIAL RISK MANAGEMENT

(1)      Financial risk factors

Tenaris's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. Tenaris's subsidiaries use derivative financial instruments to minimize potential adverse effects on Tenaris's financial performance, by hedging certain exposures.

(i)      Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain of Tenaris's subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. dollars.

Tenaris aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollars. However, the fact that a number of subsidiaries have measurement currencies other than the U.S. dollars can sometimes distort the result of these efforts as reported under IFRS.

(ii)     Interest rate risk

Dalmine and Tamsa have entered into interest rate swaps for long-term debt to partially hedge future interest payments, converting borrowings from floating rates to fixed rates.

(iii)    Concentration of credit risk

Tenaris has no significant concentration of credit risk from customers. Our single largest customer is Petroleos Mexicanos, or Pemex. Sales to Pemex, as a percentage of our total sales, amounted to 11% in 2004.

Tenaris has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. Tenaris maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv)     Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

 (2)     Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair values of derivative instruments included in Other liabilities and Receivables are disclosed in Note 24.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


FINANCIAL RISK MANAGEMENT (CONT'D.)

 (3)     Fair value estimation

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value less any estimated credit adjustments was considered.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Tenaris uses a variety of methods, including -but not limited to- estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

 INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


     1          Segment information
     2          Cost of sales
     3          Selling, general and administrative expenses
     4          Labor costs (included in Cost of sales and Selling, general and administrative expenses)
     5          Other operating items
     6          Financial income (expenses), net
     7          Equity in earnings (losses) of associated companies
     8          Income tax
     9          Earnings and dividends per share
     10         Property, plant and equipment, net
     11         Intangible assets, net
     12         Investments in associated companies
     13         Other investments -non current
     14         Receivables -non current
     15         Inventories
     16         Receivables and prepayments
     17         Trade receivables
     18         Cash and cash equivalents, and Other investments
     19         Borrowings
     20         Deferred income tax
     21         Other liabilities
     22         Non-current provisions
     23         Current provisions
     24         Derivative financial instruments
     25         Contingencies, commitments and restrictions on the distribution of profits
     26         Ordinary shares and share premium
     27         Minority interest
     28         2002 Exchange Offer and other events with impact on minority interest
     29         Business and other acquisitions
     30         Related party transactions
     31         Cash flow disclosures
     32         Principal subsidiaries
     33         Impact of New Accounting Pronouncements: International Financial
                Reporting Standards

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------
Notes to the consolidated financial statements
(In the notes all amount are shown in USD thousands, unless otherwise stated)

1        Segment information

Primary reporting format: business segments


                                                      Welded and
                                                         other
                                                       metallic
                                         Seamless      products       Energy       Others      Unallocated       Total
                                       ------------- -------------- ------------ ------------ --------------- ------------
        Year ended December 31, 2004

        Net sales                         3,273,267        348,137      417,870       96,789               -    4,136,063
        Cost of sales                   (2,075,164)      (249,471)    (398,462)     (53,839)               -  (2,776,936)
                                       ------------- -------------- ------------ ------------ --------------- ------------
        Gross profit                      1,198,103         98,666       19,408       42,950               -    1,359,127

        Segment assets                    4,322,982        510,669      121,846      610,162          96,629    5,662,288
        Segment liabilities               2,430,935        313,600      122,046      134,512               -    3,001,093

        Capital expenditures                149,326         23,276        1,438        9,272               -      183,312
        Depreciation and amortization       185,118         12,665        3,554        6,782               -      208,119

        Year ended December 31, 2003

        Net sales                         2,388,177        350,745      333,207      107,523               -    3,179,652
        Cost of sales                   (1,531,995)      (274,643)    (316,566)     (84,623)               -  (2,207,827)
                                       ------------- -------------- ------------ ------------ --------------- ------------
        Gross profit                        856,182         76,102       16,641       22,900               -      971,825

        Segment assets                    3,434,547        370,260      105,629      217,846         181,266    4,309,548
        Segment liabilities               1,959,274        252,993       91,982       44,035               -    2,348,284

        Capital expenditures                129,405         24,245        5,380        3,594               -      162,624
        Depreciation and amortization       180,855         10,896        3,706        4,342               -      199,799

        Year ended December 31, 2002

        Net sales                         2,244,138        580,001      210,415      184,830               -    3,219,384
        Cost of sales                   (1,421,262)      (379,384)    (198,727)    (169,855)               -  (2,169,228)
                                       ------------- -------------- ------------ ------------ --------------- ------------
        Gross profit                        822,876        200,617       11,688       14,975               -    1,050,156

        Segment assets                    3,388,977        365,743       41,155      122,045         163,978    4,081,898
        Segment liabilities               1,860,338        223,240       49,909       67,574               -    2,201,061

        Capital expenditures                110,739         27,053        5,623        4,162               -      147,577
        Depreciation and amortization       162,444          7,669        2,768        3,434               -      176,315


Tenaris's main business segment is the manufacture of seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD86,721 in 2004, USD62,755 in 2003 and USD50,021 in 2002. Other transactions include sales of scrap and pipe protectors from the Others segment to Seamless units for USD36,765, USD37,647 and USD22,269 in 2004, 2003 and 2002, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

1        Segment information (Cont'd.)

Secondary reporting format: geographical segments

                                 South        Europe    North America Middle East    Far East   Unallocated     Total
                                America                                and Africa  and Oceania
                              --------------------------------------------------------------------------------------------
Year ended December 31, 2004

Net sales                          824,800    1,236,795     1,140,326      524,874      409,268            -    4,136,063
Total assets                     1,773,958    1,808,557     1,596,464      109,266      277,414       96,629    5,662,288
Trade receivables                  143,731      346,628       295,896       81,369       69,307            -      936,931
Property, plant and
equipment, net                     728,468      635,939       737,507        4,645       58,042            -    2,164,601
Capital expenditures                83,003       29,694        64,845        2,257        3,513            -      183,312
Depreciation and amortization       89,934       68,432        41,986           35        7,732            -      208,119

Year ended December 31, 2003

Net sales                          752,175      958,772       754,262      392,707      321,736            -    3,179,652
Total assets                     1,326,569    1,193,960     1,310,471       90,699      206,583      181,266    4,309,548
Trade receivables                  123,969      286,651       138,899       69,216       34,047            -      652,782
Property, plant and
equipment, net                     624,542      557,637       716,952        2,376       58,807            -    1,960,314
Capital expenditures                63,636       47,965        42,988          358        7,677            -      162,624
Depreciation and amortization      103,548       58,196        31,908           16        6,131            -      199,799

Year ended December 31, 2002

Net sales                          956,382      829,744       577,279      511,119      344,860            -    3,219,384
Total assets                     1,355,217      921,215     1,268,689      169,810      202,989      163,978    4,081,898
Trade receivables                  208,313      145,863       123,572      145,681       29,820            -      653,249
Property, plant and
equipment, net                     624,115      471,580       784,104        2,556       51,882            -    1,934,237
Capital expenditures                73,121       39,985        25,628        2,551        6,292            -      147,577
Depreciation and amortization       83,344       48,078        39,913           23        4,957            -      176,315

Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditure are based on the assets' location. Allocation of depreciation and amortization is based on the related assets' location.

The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany, Romania and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment includes Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

2        Cost of sales

                                                                 Year ended December 31,
                                                     --------------- ---------------- ----------------
                                                          2004            2003             2002

        Inventories at the beginning of the year            831,879          680,113          735,574

        Plus: Charges of the year
               Raw materials, energy,
               consumables   and other movements          2,269,351        1,515,990        1,370,417
               Services and fees                            259,025          272,313          227,090
               Labor cost                                   369,681          286,748          235,902
               Depreciation of property, plant and
               equipment                                    174,880          171,896          154,794
               Amortization of intangible assets             12,748            6,763            2,370
               Maintenance expenses                          82,323           54,335           50,234
               Provisions for contingencies                     994            3,802            4,307
               Allowance for obsolescence                    23,167            6,011           19,042
               Taxes                                          3,088            4,273            3,160
               Others                                        19,270           37,462           46,451
                                                     --------------- ---------------- ----------------
                                                          3,214,527        2,359,593        2,113,767

        Less: Inventories at the end of the year        (1,269,470)        (831,879)        (680,113)
                                                     --------------- ---------------- ----------------
                                                          2,776,936        2,207,827        2,169,228
                                                     --------------- ---------------- ----------------


3        Selling, general and administrative expenses

                                                                  Year ended December 31,
                                                    ----------------- ---------------- -----------------
                                                          2004             2003              2002
        Services and fees                                  121,269           129,237          101,566
        Labor cost                                         157,114           134,769          117,975
        Depreciation of property, plant and
        equipment                                           10,218             8,477            6,164
        Amortization of intangible assets                   10,273            12,663           12,987
        Commissions, freights and other selling
        expenses                                           250,085           189,353          261,249
        Provisions for contingencies                        12,142             2,005            8,122
        Allowances for doubtful accounts                     7,187             5,704            6,387
        Taxes                                               59,256            45,337           33,335
        Others                                              44,905            39,290           19,730
                                                    ----------------- ---------------- -----------------

                                                             672,449          566,835           567,515
                                                    ----------------- ---------------- -----------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------



4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

                                                                            Year ended December 31,
                                                                  -------------- -------------- ---------------
                                                                        2004           2003            2002
        Wages, salaries and social security costs                       509,572        410,458         347,096
        Employees' severance indemnity (Note 21 (i)(a))                  12,907          9,988           6,453
        Pension benefits - defined benefit plans (Note 21
           (i)(b))                                                        4,316          1,071             328
                                                                  -------------- -------------- ---------------
                                                                        526,795        421,517         353,877
                                                                  -------------- -------------- ---------------

At year-end, the number of employees was 16,447 in 2004, 14,391 in 2003 and 13,841 in 2002.

5        Other operating items

                                                                            Year ended December 31,
                                                                  --------------- -------------- --------------
                                                                       2004           2003           2002
(i)     Other operating income

        Reimbursement from insurance companies and other third
        parties                                                            3,165          1,544          6,814
        Net income from other sales                                       16,063          4,075          3,132
        Net income from disposition of investments in
        associated companies                                                   -          1,018              -
        Net rents                                                          1,362          2,222          2,414
        Gain on government securities                                          -               -         5,643
        Fintecna arbitration award, net of legal expenses
        (Note 25 (i))                                                    123,000               -             -
        Power plant - reimbursement from supplier
        (Note 25 (v)(i))                                                   9,001               -             -
                                                                  --------------- -------------- --------------
                                                                         152,591          8,859         18,003
                                                                  --------------- -------------- --------------

(ii)    Other operating expenses

        Provision for BHP proceedings                                          -        114,182         18,923
        Allowance for doubtful receivables                                 2,104          1,728          1,334
        Power plant - impairment and associated charges
        (Note 25 (v)(i))                                                  18,447              -              -
        Miscellaneous                                                      5,200          9,749          8,510
                                                                  --------------- -------------- --------------
                                                                          25,751        125,659         28,767
                                                                  --------------- -------------- --------------

6        Financial income (expenses), net

                                                                            Year ended December 31,
                                                                  -------------- -------------- ---------------
                                                                      2004           2003            2002
        Interest expense                                                (46,930)       (33,134)       (34,480)
        Interest income                                                  14,247         16,426         14,201
        Net foreign exchange transaction gains/ (losses) and
        changes in fair value of derivative instruments                  33,127        (16,165)        11,567
        Financial discount on trade receivables                               -              -         (8,810)
        Miscellaneous                                                     5,358          3,453         (3,075)
                                                                  -------------- -------------- ---------------
                                                                          5,802        (29,420)       (20,597)
                                                                  -------------- -------------- ---------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


7        Equity in earnings (losses) of associated companies

                                                                            Year ended December 31,
                                                                  -------------- -------------- ---------------
                                                                      2004           2003            2002
         Equity in earnings (losses) of associated companies
         (Note 12)                                                      122,911         27,585         (6,802)
         Convertible debt option Amazonia (Note 25 (ii))                 83,126              -               -
                                                                  -------------- -------------- ---------------
                                                                        206,037         27,585         (6,802)
                                                                  -------------- -------------- ---------------


8        Income tax

                                                                            Year ended December 31,
                                                                  -------------- -------------- ---------------
                                                                      2004           2003            2002
         Current tax                                                    277,219        148,240         192,862
         Deferred tax (Note 20)                                         (44,731)       (63,862)         26,426
                                                                  -------------- -------------- ---------------
                                                                        232,488         84,378         219,288
         Effect of currency translation on tax base (Note 20)           (12,112)       (20,460)         25,266
                                                                  -------------- -------------- ---------------
         Subtotal                                                       220,376         63,918         244,554
         Recovery of Income Tax (a)                                           -              -         (36,783)
                                                                  -------------- -------------- ---------------
                                                                        220,376         63,918         207,771
                                                                  -------------- -------------- ---------------


     (a) In 2002 Tamsa succeeded in an income tax claim against the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN355.6 million (USD36.8 million).

The tax on Tenaris's income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

                                                                            Year ended December 31,
                                                                  -------------- -------------- ---------------
                                                                      2004           2003          2002 (b)

      Income before tax and minority interest                         1,025,357        286,355         444,478
                                                                  -------------- -------------- ---------------

      Tax calculated at the tax rate in each country                    268,488         99,060         184,201
      Non taxable income / Non deductible expenses                      (10,019)       (27,907)        (37,470)
      Changes in the tax rates in Mexico                                (25,886)              -              -
      Effect of currency translation on tax base (a)                    (12,112)       (20,460)         25,266
      Effect of taxable exchange differences                             10,742         13,367          79,362
      Utilization of previously unrecognized tax losses                 (10,837)          (142)         (6,805)
                                                                  -------------- -------------- ---------------
      Tax charge                                                        220,376         63,918         244,554
                                                                  -------------- -------------- ---------------

     (a) Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These gains and losses are required by IFRS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

     (b)  Does not include tax recovery of USD36.8 million

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


9        Earnings and dividends per share


     (i) Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year.

                                                                       Year ended December 31,
                                                         ----------------------------------------------------
                                                                  2004             2003              2002
             Net income attributable to shareholders              784,703          210,308            94,304
             Weighted average number of ordinary
             shares in issue (thousands)                        1,180,507        1,167,230           732,936
             Basic and diluted earnings per share                    0.66             0.18              0.13

             Dividends paid                                      (135,053)        (115,002)                -
             Dividends per share                                     0.11             0.10                 -

     (ii) As explained in Note 28 (a) the Sidertubes contribution and the exchange offer transaction took place in 2002. For purposes of comparison, the Company has calculated the pro-forma earnings per share for year 2002 as if these transactions had taken place on January 1, 2002. Moreover, with respect to subsequent acquisitions and residual offers carried out during 2003 (see Note 28 (b)) the Company has calculated the pro-forma earnings per share for year 2003 as if these transactions had all taken place on January 1, 2003. The pro-forma earnings per share thus calculated are shown below:

                                                                       Year ended December 31,
                                                         ----------------- ---------------- -----------------
                                                               2004             2003              2002
                                                         ----------------------------------------------------
                                                                             (Unaudited)
             Net income attributable to shareholders              784,703          210,308           193,826
             Weighted average number of ordinary
             shares in issue (thousands)                        1,180,507        1,180,288         1,160,701
             Basic and diluted earnings per share                    0.66             0.18              0.17

             Dividends paid                                      (135,053)        (115,002)                -
             Dividends per share                                     0.11             0.10                 -

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

10       Property, plant and equipment, net

                                  Land, building     Plant and      Vehicles,       Work in    Spare parts     Total
                                 and improvements    production   furniture and    progress        and
Year ended December 31, 2004                         equipment       fixtures                   equipment
                                 ----------------------------------------------------------------------------------------
Cost
Values at the beginning of the
year                                       303,929      5,031,525        112,371        86,193       12,799    5,546,817
Translation differences                      6,938         87,970          2,520         2,107          643      100,178
Additions                                   11,547         10,744          2,509       133,193        5,165      163,158
Disposals / Consumptions                   (3,928)       (16,587)        (4,521)       (1,258)        (828)     (27,122)
Transfers / Reclassifications               20,039        111,674          1,824     (135,293)        1,433        (323)
Increase due to business
combinations                                14,891        172,665          3,490             -           51      191,097
                                 ----------------------------------------------------------------------------------------
Values at the end of the year              353,416      5,397,991        118,193        84,942       19,263    5,973,805
                                 ----------------------------------------------------------------------------------------
Depreciation
Accumulated at the beginning of
the year                                   112,693      3,378,536         89,222             -        6,052    3,586,503
Translation differences                      1,836         37,514          1,773             -          135       41,258
Depreciation charge                         14,246        162,726          7,497             -          629      185,098
Disposals / Consumptions                     (603)       (11,083)        (3,567)             -         (17)     (15,270)
Transfers / Reclassifications                 (24)            365          (348)             -         (83)         (90)
                                 ----------------------------------------------------------------------------------------
Accumulated at the end of the              128,148      3,568,058         94,577             -        6,716    3,797,499
year
                                 ----------------------------------------------------------------------------------------
Impairment (Note 25 (v)(i))                      -       (11,705)              -             -            -     (11,705)
                                 ----------------------------------------------------------------------------------------
At December 31, 2004                       225,268      1,818,228         23,616        84,942       12,547    2,164,601
                                 ----------------------------------------------------------------------------------------

Year ended December 31, 2003      Land, building     Plant and      Vehicles,       Work in    Spare parts     Total
                                 and improvements    production   furniture and    progress        and
                                                     equipment       fixtures                   equipment
                                 ----------------------------------------------------------------------------------------
Cost
Values at the beginning of the
year                                       296,608      4,801,316         99,200       141,861       10,087    5,349,072
Translation differences                    (7,736)         64,472          4,595       (1,353)        3,332       63,310
Additions                                      455         23,107          4,420       106,057        3,426      137,465
Disposals / Consumptions                   (1,664)       (27,612)        (3,312)         (135)      (1,882)     (34,605)
Transfers                                   15,819        139,939          7,454     (160,237)      (2,164)          811
Increase due to business
combinations                                   447         30,303             14             -            -       30,764
                                 ----------------------------------------------------------------------------------------
Values at the end of the year              303,929      5,031,525        112,371        86,193       12,799    5,546,817
                                 ----------------------------------------------------------------------------------------
Depreciation
Accumulated at the beginning of
the year                                    98,616      3,228,390         82,139             -        5,690    3,414,835
Translation differences                        843          9,248          2,474             -          977       13,542
Depreciation charge                          7,519        165,403          6,769             -          682      180,373
Disposals / Consumptions                     (921)       (24,255)        (2,243)             -      (1,221)     (28,640)
Transfers                                    6,636          (250)             83             -         (76)        6,393
                                 ----------------------------------------------------------------------------------------
Accumulated at the end of the              112,693      3,378,536         89,222             -        6,052    3,586,503
year
                                 ----------------------------------------------------------------------------------------
At December 31, 2003                       191,236      1,652,989         23,149        86,193        6,747    1,960,314

Property, plant and equipment includes interest capitalized for USD19,686 and USD19,159 for the years ended December 31, 2004 and 2003, respectively. During 2004 and 2003, Tenaris capitalized borrowing costs of USD527 and USD1,787, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

11       Intangible assets, net

Year ended December 31, 2004                    Information     Licenses   Goodwill (a)   Negative       Total
                                              system projects and patents                 goodwill
                                                                                            (a)
                                              ---------------------------------------------------------------------
Cost
Values at the beginning of the year                    88,802       10,490      142,904    (130,692)       111,504
Translation differences                                 3,850          579          164      (3,194)         1,399
Additions                                              20,022          132            -            -        20,154
Transfers / Reclassifications                           2,657         (173)           -            -         2,484
Disposals                                                (747)           -            -            -          (747)
                                              ---------------------------------------------------------------------
Values at the end of the year                         114,584       11,028      143,068     (133,886)      134,794
                                              ---------------------------------------------------------------------
Amortization
Accumulated at the beginning of the year               42,101        8,561       20,882      (14,077)       57,467
Translation differences                                 2,695          522          172            -         3,389
Amortization charge                                    21,600        1,105        9,350       (9,034)       23,021
Transfers/ Reclassifications                            3,138         (887)           -            -         2,251
Disposals                                                (545)           -            -            -          (545)
                                              ---------------------------------------------------------------------
Accumulated at the end of the year                     68,989        9,301       30,404     (23,111)        85,583
                                              ---------------------------------------------------------------------
At December 31, 2004                                   45,595        1,727      112,664    (110,775)        49,211
                                              ---------------------------------------------------------------------


Year ended December 31, 2003                   Information      Licenses   Goodwill (a)   Negative       Total
                                                  system      and patents                 goodwill
                                                 projects                                   (a)
                                              ---------------------------------------------------------------------
Cost
Values at the beginning of the year                    35,348       30,381      132,224    (126,735)        71,218
Translation differences                                 5,185        4,030            -      (2,944)         6,271
Additions                                              23,687        1,472            -            -        25,159
Transfers                                              24,582     (25,393)            -            -         (811)
Increase due to business acquisitions                       -            -       10,680      (1,013)         9,667
                                              ---------------------------------------------------------------------
Values at the end of the year                          88,802       10,490      142,904    (130,692)       111,504
                                              ---------------------------------------------------------------------
Amortization
Accumulated at the beginning of the year               15,573       16,152       11,997      (5,188)        38,534
Translation differences                                 2,391        3,509            -            -         5,900
Amortization charge                                    14,580        4,850        8,885      (8,889)        19,426
Transfers                                               9,557     (15,950)            -            -       (6,393)
                                              ---------------------------------------------------------------------
Accumulated at the end of the year                     42,101        8,561       20,882     (14,077)        57,467
                                              ---------------------------------------------------------------------
At December 31, 2003                                   46,701        1,929      122,022    (116,615)        54,037
                                              ---------------------------------------------------------------------

(a)      Corresponds to the Seamless segment

12       Investments in associated companies

                                                                     Year ended December 31,
                                                              --------------------------------------
                                                                    2004                2003

        At the beginning of year                                         45,814              14,327
        Translation differences                                        (21,094)               2,197
        Equity in earnings (losses) of associated companies             122,911              27,585
        Dividends and distributions received                           (48,598)                   -
        Acquisitions                                                        418               1,811
        Sales                                                                 -               (106)
                                                              ------------------ -------------------
        At the end of year                                               99,451              45,814
                                                              ------------------ -------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


12       Investments in associated companies (Cont'd.)

The principal associated companies are:

                                                          Percentage of ownership and       Value at December 31,
                                       Country of
                 Company             incorporation       voting rights at December 31,
        -------------------------- ------------------- ---------------------------------- ---------------------------
                                                           2004              2003             2004          2003
        Consorcio Siderurgia
        Amazonia Ltd. (a)          Cayman Islands             14.49%              14.49%        76,007       23,500
        Ylopa Servicos de
        Consultadoria Lda. (b)     Madeira                    24.40%              24.40%         20,622       19,500
        Condusid C.A.              Venezuela                  20.00%              20.00%          2,375        2,708
        Others                                                                                      447          106
                                                                                          -------------- ------------
                                                                                                 99,451       45,814
                                                                                          -------------- ------------

     (a) The value at December 31, 2003 is net of an impairment provision of USD51.9 million, prompted by the effect of negative conditions in the international steel markets, the recession in Venezuela, and the revaluation of the Venezuelan currency against the U.S. dollar on the operations of its subsidiary Sidor, which are factors that led to the 2003 Restructuring. The impairment provision was reversed in 2004 due to better conditions in the economic environment market of Sidor, based on projections of future cash flows estimated by Amazonia's management -See Note 25 (ii)-.

     (b) At December 31, 2004 and 2003 the retained earnings of Ylopa Servicos de Consultadoria Lda. ("Ylopa") totalled USD77.1 million and USD72.5 million, respectively.

13       Other investments - non current

                                                                          Year ended December 31,
                                                                    ----------------- ------------------
                                                                          2004              2003

            Deposits with insurance companies                                 11,315              9,866
            Investments in other companies                                    12,702             12,855
            Others                                                               378                434
                                                                    ----------------- ------------------
                                                                              24,395             23,155
                                                                    ----------------- ------------------

14       Receivables - non current

                                                                          Year ended December 31,
                                                                    ------------------ ------------------
                                                                          2004               2003

         Government entities                                                    4,064              2,239
         Employee advances and loans                                            5,086              3,269
         Tax credits                                                            8,455              9,495
         Trade receivables                                                      1,112              5,966
         Advances to suppliers                                                  4,750             11,535
         Ylopa Convertible Loan (Note 25 (ii))                                121,955             33,508
         Receivables on off-take Contract                                       7,338             13,419
         Miscellaneous                                                         11,777              1,348
                                                                    ------------------ ------------------
                                                                              164,537             80,779
         Allowances for doubtful accounts (Note 22 (i))                      (13,172)           (21,258)
                                                                    ------------------ ------------------
                                                                              151,365             59,521
                                                                    ------------------ ------------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

15       Inventories

                                                                         Year ended December 31,
                                                                   ------------------ ------------------
                                                                         2004               2003

         Finished goods                                                    526,623            360,190
         Goods in process                                                  256,203            158,918
         Raw materials                                                     196,141            111,988
         Supplies                                                          214,604            173,738
         Goods in transit                                                  143,021             74,788
                                                                   ------------------ ------------------
                                                                         1,336,592            879,622
         Allowance for obsolescence (Note 23 (i))                          (67,122)           (47,743)
                                                                   ------------------ ------------------
                                                                         1,269,470            831,879

16       Receivables and prepayments

                                                                          Year ended December 31,
                                                                    ------------------ -----------------
                                                                          2004               2003

         V.A.T. credits                                                     82,580             34,225
         Prepaid taxes                                                      12,416             29,141
         Reimbursements and other services receivable                       33,306             11,782
         Government entities                                                15,999             14,532
         Employee advances and loans                                         8,281             13,660
         Advances to suppliers                                              35,397             19,382
         Other advances                                                     21,222             18,472
         Government tax refunds on exports                                  19,683             14,530
         Fintecna arbitration award (Note 25 (i))                          126,126                  -
         Miscellaneous                                                      27,782             15,171
                                                                    ------------------ -----------------
                                                                           382,792            170,895
         Allowance for other doubtful accounts (Note 23 (i))                (8,346)            (5,761)
                                                                    ------------------ -----------------
                                                                           374,446            165,134
                                                                    ------------------ -----------------

17       Trade receivables

                                                                          Year ended December 31,
                                                                    ------------------- ----------------
                                                                           2004              2003

          Current accounts                                                 877,213             605,119
          Notes receivables                                                 83,882              71,666
                                                                    ------------------- ----------------
                                                                           961,095             676,785
          Allowance for doubtful accounts (Note 23 (i))                    (24,164)            (24,003)
                                                                    ------------------- ----------------
                                                                           936,931             652,782
                                                                    ------------------- ----------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


18 Cash and cash equivalents, and Other investments

                                                                       Year ended December 31,
                                                                 ----------------- ------------------
                                                                       2004              2003

(i)       Other investments
            Trust funds                                                   119,666            138,266
                                                                 ----------------- ------------------

(ii)      Cash and cash equivalents
          Cash and short-term highly liquid investments                   311,573            247,414
         Time deposits with related parties                                     6                420
                                                                 ----------------- ------------------
                                                                          311,579            247,834
                                                                 ----------------- ------------------

19       Borrowings

                                                                      Year ended December 31,
                                                                 ----------------- -----------------
                                                                       2004              2003
         Non-current
         Bank borrowings                                                  372,275           299,965
         Debentures and other loans                                        40,845            65,375
         Finance lease liabilities                                          7,631             9,439
                                                                 ----------------- -----------------
                                                                          420,751           374,779
                                                                 ----------------- -----------------
         Current
         Bank borrowings                                                  530,949           272,740
         Bank overdrafts                                                    4,255             9,804
         Debentures and other loans                                       300,856           171,062
         Finance lease liabilities                                          2,531             5,266
                                                                 ----------------- -----------------
                                                                          838,591           458,872
                                                                 ----------------- -----------------
         Total Borrowings                                               1,259,342           833,651
                                                                 ----------------- -----------------


The maturity of borrowings is as follows:

        At December 31, 2004          1 year     1 - 2     2 - 3     3 - 4     4 - 5    Over 5
                                      or less    years     years     Years     years     Years      Total
                                     ------------------------------------------------------------------------
        Financial lease                 2,531     1,632     1,300     1,059        794    2,846      10,162
        Other borrowings              836,060   183,460   116,543    51,660    25,158    36,299   1,249,180
                                     ------------------------------------------------------------------------
          Total borrowings            838,591   185,092   117,843    52,719    25,952    39,145   1,259,342
                                     ------------------------------------------------------------------------

Significant borrowings obtained in previous years include a USD150.0 million three-year syndicated loan obtained by Tamsa in 2003 and maturing in December 2006. The most significant financial covenants under the Tamsa loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur in additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa's financial statements.

Borrowings include loans for an outstanding principal value of USD201.2 million secured over certain of the properties of Dalmine and Confab. Only one of these loans has covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------



19       Borrowings (Cont'd.)

As of December 31, 2004 Tenaris was in compliance with all of its financial covenants. Management estimates that current covenants allow it a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive rates.

In January 2005, Dalmine repaid USD65.4 million corresponding to a 7-year Euro-denominated bullet bond recorded under current bank borrowings.

The nominal average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2004.

                                                            2004              2003
                                                      ----------------- ------------------
           Bank borrowings                                 3.89%              2.94%
           Debentures and other loans                      3.48%              2.69%
           Finance lease liabilities                       2.99%              1.94%

Breakdown of long-term borrowings by currency and rate is as follows:

      Bank borrowings non current

         Currency                Interest rates                    Year ended December 31,
      --------------------------------------------------------------------------------------------
                                                                   2004               2003

        USD                     Variable                             215,730            240,928
        EUR                     Variable                             160,026            160,399
        EUR                     Fixed                                  9,794                  -
        JPY                     Variable                              48,170                  -
        JPY                     Fixed                                 27,065             45,082
        BRS                     Variable                              24,099             15,783
        MXN                     Variable                              24,406                  -
                                                             -------------------------------------
                                                                     509,290            462,192
      Less: Current portion of medium and long-term loans          (137,015)          (162,227)
                                                             -------------------------------------
      Total Bank borrowings non current                              372,275            299,965
                                                             -------------------------------------


      Debentures and other loans non current

              Currency                 Interest rates              Year ended December 31,
      --------------------------------------------------------------------------------------------
                                                                   2004               2003

                  EUR                      Variable                   70,811             66,156
                  USD                      Variable                   45,382                  -
                  USD                       Fixed                      5,449                  -
                                                             -------------------------------------
                                                                     121,642             66,156

      Less: Current portion of medium and long-term loans           (80,797)              (781)
                                                             -------------------------------------

      Total Debentures and other loans non current                    40,845             65,375
                                                             -------------------------------------

The Debentures were issued on January 1998, at a face value of ITL100,000 million with interest linked to the 3-month Libor

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------



19       Borrowings (Cont'd.)

      Finance lease liabilities non current

              Currency                Interest rates               Year ended December 31,
      --------------------------------------------------------------------------------------------
                                                                   2004               2003

                  EUR                     Variable                       573              3,777
                  EUR                       Fixed                         78                  -
                  SGD                       Fixed                          9                  -
                  JPY                       Fixed                      9,502             10,928
                                                            --------------------------------------
                                                                      10,162             14,705
      Less: Current portion of medium and
       long-term loans                                                (2,531)            (5,266)
                                                            --------------------------------------
      Total finance leases non current                                 7,631              9,439
                                                            --------------------------------------

The carrying amounts of Tenaris's assets pledged as collateral of liabilities are as follows:

                                                                   Year ended December 31,
                                                             -------------------------------------
                                                                   2004               2003

      Property, plant and equipment mortgages                        573,513            417,126
                                                             ------------------ ------------------

20       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

                                                                   Year ended December 31,
                                                             -------------------------------------
                                                                   2004               2003

      At beginning of year                                             287,521            386,167
      Translation differences                                            (926)           (17,157)
      Increase due to business combinations                                392            (1,925)
      Income statement credit                                         (44,731)           (63,862)
      Effect of currency translation on tax base                      (12,112)           (20,460)
      Deferred employees statutory profit sharing charge              (19,342)              4,758
                                                             ------------------ ------------------
      At end of year                                                   210,802            287,521
                                                             ------------------ ------------------

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

      Deferred tax liabilities

                                                          Fixed assets    Inventories    Other (a)    Total at 2004
                                                         --------------- -------------- ------------ -----------------
      At beginning of year                                      232,791         52,637      132,905           418,333
      Translation differences                                     6,449             94        2,076             8,619
      Increase due to business combinations                           -              -          392               392
      Acquisition of minority interest in subsidiaries               20            276        (338)              (42)
      Income statement (credit)/charge                         (35,017)         10,446     (30,756)          (55,327)
                                                         --------------- -------------- ------------ -----------------
      At end of year                                            204,243         63,453      104,279           371,975
                                                         --------------- -------------- ------------ -----------------

         (a) Includes the effect of currency translation on tax base explained in Note 8

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

20       Deferred income tax (Cont'd.)

      Deferred tax assets

                                                Provisions    Inventories    Tax losses      Other        Total at
                                                   and                          (a)                         2004
                                                allowances
                                               ------------- -------------- ------------- ------------- --------------
      At beginning of year                        (75,925)       (28,307)        (8,287)      (18,293)      (130,812)
      Translation differences                      (7,365)          (316)          (351)       (1,513)        (9,545)
      Acquisition of minority interest in
      subsidiaries                                    (49)              -              -            91             42
      Income statement charge/(credit)              20,710       (12,669)        (7,069)      (21,830)       (20,858)
                                               ------------- -------------- ------------- ------------- --------------
      At end of year                              (62,629)       (41,292)       (15,707)      (41,545)      (161,173)
                                               ------------- -------------- ------------- ------------- --------------

     (a) The tax loss carry-forwards arising from the BHP settlement is included under each voice that originated them.

 Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

                                                                   Year ended December 31,
                                                             ------------------------------------
                                                                    2004              2003

      Deferred tax assets                                           (161,173)           (130,812)
      Deferred tax liabilities                                       371,975             418,333
                                                             ------------------- ----------------
                                                                     210,802             287,521
                                                             ------------------- ----------------

      The amounts shown in the balance sheet include the following:

                                                                                    Year ended December 31,
                                                                                --------------------------------
                                                                                       2004              2003

      Deferred tax assets to be recovered after more than 12 months                     (31,869)       (20,385)
      Deferred tax liabilities to be settled after more than 12 months                  246,072         300,733


21       Other liabilities

                                                                     Year ended December 31,
                                                                ------------------ ----------------
  (i)    Non-current                                                  2004              2003
         Employee liabilities
         Employees' statutory profit sharing                             68,917             51,110
         Employees' severance indemnity (a)                              71,759             66,426
         Pension benefits (b)                                            11,578              8,569
                                                                ------------------ ----------------
                                                                        152,254            126,105

                                                                ------------------ ----------------
         Accounts payable - Settlement BHP (Note 25 (i))                      -             54,691
                                                                ------------------ ----------------

         Other liabilities
         Taxes payable                                                    8,757              8,345
         Miscellaneous                                                   11,431              2,399
                                                                ------------------ ----------------
                                                                         20,188             10,744
                                                                ------------------ ----------------
                                                                        172,442            191,540
                                                                ------------------ ----------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

 21      Other liabilities (Cont'd.)

(a) Employees' severance indemnity

The amounts recognized in the balance sheet are as follows:

                                                                       Year ended December 31,
                                                                  ------------------ ---------------
                                                                        2004              2003
         Total included in non-current Employee liabilities                71,759            66,426
                                                                  ------------------ ---------------

The amounts recognized in the income statement are as follows:

                                                                            Year ended December 31,
                                                               ------------------ ---------------- ---------------
                                                                     2004              2003             2002

         Current service cost                                              9,999            7,291           4,518
         Interest cost                                                     2,908            2,697           1,935
                                                               ------------------ ---------------- ---------------
         Total included in Labor costs                                    12,907            9,988           6,453
                                                               ------------------ ---------------- ---------------

The principal actuarial assumptions used were as follows:

                                                                              Year ended December 31,
                                                                  ------------------------------------------------
                                                                        2004            2003            2002

         Discount rate                                                   4%              5%              5%
         Rate of compensation increase                                   3%              4%              4%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

                                                                      Year ended December 31,
                                                                  ----------------- --------------
                                                                        2004            2003

         Present value of unfunded obligations                             16,478          12,134
         Unrecognized actuarial gains (losses)                             (4,900)        (3,565)
                                                                  ----------------- --------------
         Liability in the balance sheet                                    11,578           8,569
                                                                  ----------------- --------------

The amounts recognized in the income statement are as follows:

                                                                              Year ended December 31,
                                                                  ----------------- -------------- ---------------
                                                                        2004            2003            2002

         Current service cost                                                  571            381             255
         Interest cost                                                         875            637             584
         Net actuarial (gains) losses recognized in the year                 2,870             53           (511)
                                                                  ----------------- -------------- ---------------
         Total included in Labor costs                                       4,316          1,071             328
                                                                  ----------------- -------------- ---------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

21       Other liabilities (Cont'd.)

(b) Pension benefits(Cont'd.)

Movement in the liability recognized in the balance sheet:

                                                                      Year ended December 31,
                                                                  ----------------- --------------
                                                                        2004            2003

         At the beginning of the year                                        8,569         11,069
         Transfers and new participants of the plan                          1,244          (103)
         Total expense                                                       4,316          1,071
         Translation differences                                               167              -
         Contributions paid                                                (2,718)        (3,468)
                                                                  ----------------- --------------

         At the end of year                                                 11,578          8,569
                                                                  ----------------- --------------

The principal actuarial assumptions used were as follows:

                                                                              Year ended December 31,
                                                                  ------------------------------------------------
                                                                        2004            2003            2002
         Discount rate                                                   7%              7%              7%
         Rate of compensation increase                                   2%              2%              2%

                                                                      Year ended December 31,
                                                                  ----------------- --------------
                                                                        2004            2003

(ii)     Other liabilities - current
         Payroll and social security payable                               86,189         61,900
         Accounts payable- BHP Settlement (Note 25 (i))                    61,965        109,257
         Loan from Ylopa (Note 25 (ii))                                         -         10,590
         Liabilities with related parties                                   1,432          3,742
         Miscellaneous                                                     26,807         22,105
                                                                  ----------------- --------------
                                                                          176,393        207,594
                                                                  ----------------- --------------

22       Non-current provisions

(i)      Deducted from assets

                                                          Allowance for
                                                       doubtful accounts-
                                                           Receivables
                                                      ----------------------
         Year ended December 31, 2004
            Values at the beginning of the year                (21,258)
            Translation differences                                 154
            Reversals / Additional provisions (*)                   154
            Used (*)                                              7,778
                                                      ----------------------
         At December 31, 2004                                  (13,172)
                                                      ----------------------
         Year ended December 31, 2003
            Values at the beginning of the year                (21,394)
            Translation differences                               (846)
            Reversals / Additional provisions (*)               (3,547)
            Used (*)                                              4,529
                                                      ----------------------
         At December 31, 2003                                  (21,258)
                                                      ----------------------

     (*) Includes effect of provisions on off-take credits, which are reflected in the Cost of sales.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

22       Non-current provisions (Cont'd.)

 (ii)    Liabilities

                                                        Legal claims and
                                                          contingencies
                                                      ----------------------
         Year ended December 31, 2004
            Values at the beginning of the year                      23,333
            Translation differences                                     800
            Increased due to business combinations                    2,355
            Reversals / Additional provisions                         7,438
            Used                                                    (2,150)
                                                      ----------------------
         At December 31, 2004                                        31,776
                                                      ----------------------



         Year ended December 31, 2003
            Values at the beginning of the year                      33,874
            Translation differences                                   2,990
            Reversals / Additional provisions                         (379)
            Used                                                   (13,152)
                                                      ----------------------
         At December 31, 2003                                        23,333
                                                      ----------------------


23       Current provisions

(i)      Deducted from assets

                                                          Allowance for      Allowance for other       Allowance for
                                                       doubtful accounts-     doubtful accounts-         inventory
                                                        Trade receivables     Other receivables        obsolescence
                                                      ---------------------- --------------------- ----------------------
         Year ended December 31, 2004
            Values at the beginning of the year                    (24,003)               (5,761)              (47,743)
            Translation differences                                   (611)                  (83)               (1,814)
            Reversals /Additional provisions                        (7,402)               (2,043)              (23,167)
            Increase due to business combinations                     (835)                 (484)               (6,334)
            Used                                                      8,687                    25                11,936
                                                      ---------------------- --------------------- ----------------------
         At December 31, 2004                                      (24,164)               (8,346)              (67,122)
                                                      ---------------------- --------------------- ----------------------



         Year ended December 31, 2003
            Values at the beginning of the year                    (25,333)               (5,997)              (51,621)
            Translation differences                                 (1,321)                 (327)               (1,626)
            Reversals /Additional provisions                        (5,282)                   544               (6,011)
            Used                                                      7,933                    19                11,515
                                                      ---------------------- --------------------- ----------------------
         At December 31, 2003                                      (24,003)               (5,761)              (47,743)
                                                      ---------------------- --------------------- ----------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


23       Current provisions (Cont'd.)

 (ii)    Liabilities

                                                   BHP Provision   Sales risks     Other claims and         Total
                                                                                     contingencies
                                                   --------------------------------------------------------------------
      Year ended December 31, 2004
      Values at the beginning of the year                       -          4,065                35,559          39,624
      Translation differences                                   -            341                 2,878           3,219
      Reversals / Additional provisions                         -          6,254                 (556)           5,698
      Used                                                      -        (5,151)               (1,673)         (6,824)
      Increase due to business combinations                     -              -                   919             919
                                                   --------------------------------------------------------------------
      At December 31, 2004                                      -          5,509                37,127          42,636
                                                   --------------------------------------------------------------------
      Year ended December 31, 2003
      Values at the beginning of the year                  44,066          4,259                25,628          73,953
      Translation differences                               6,015            715                 4,885          11,615
      Reversals / Additional provisions                     5,995          3,087                 3,099          12,181
      Used (*)                                           (56,076)        (3,996)               (5,713)        (65,785)
      Increase due to business combinations                     -              -                 7,660           7,660
                                                   --------------------------------------------------------------------
      At December 31, 2003                                      -          4,065                35,559          39,624
                                                   --------------------------------------------------------------------

     (*) In the case of BHP, the provision was reclassified into Other Liabilities (see Note 21) following the settlement agreement explained in Note 25 (i)


24       Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed in Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

                                                                             Year ended December 31,
                                                                          --------------- --------------
                                                                               2004           2003
          Contracts with positive fair values:
            Interest rate swap contracts                                             192              -
            Forward foreign exchange contracts                                    12,163          2,947
            Commodities contracts                                                      -          1,197

          Contracts with negative fair values:
            Interest rate swap contracts                                         (3,595)        (3,505)
            Forward foreign exchange contracts                                   (3,749)        (2,937)
            Commodities contracts                                                  (283)        (1,592)


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


24       Derivative financial instruments (Cont'd.)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

                                                                                     Fair Value
                Notional amount
                (in thousands)                    Swap               Term           December 31,
                                                                             ---------------------------
                                                                                 2004          2003
          ----------------------------------------------------------------------------------------------
          EUR                 111,975  Pay fixed/Receive variable    2005          (1,493)       (1,916)
          EUR                  22,608  Pay fixed/Receive variable    2007            (853)         (770)
          MXN                 275,000  Pay fixed/Receive variable    2007            (148)            -
          EUR                   1,488  Pay fixed/Receive variable    2009            (152)            -
          EUR                   6,956  Pay fixed/Receive variable    2010            (757)         (819)
                                                                             ---------------------------
                                                                                   (3,403)       (3,505)
                                                                             ---------------------------


Exchange rate derivatives

                                                                                     Fair Value
                  Currencies                         Contract                       December 31,
                                                                             ---------------------------
                                                                                 2004          2003
          ----------------------------------------------------------------------------------------------
          USD/EUR                     Euro Forward sales                             (107)        (365)
          USD/EUR                     Euro Forward purchases                         1,083            -
          USD/EUR                     Currency options and collars                       -      (1,435)
          JPY/USD                     Japanese Yen Forward purchases                 5,388        2,661
          JPY/EUR                     Japanese Yen Forward purchases                     -         (83)
          CAD/USD                     Canadian Dollar Forward sales                (1,108)      (1,054)
          BRL/USD                     Brazilian Real Forward sales                 (1,885)            6
          ARS/USD                     Argentine Peso Forward purchases               2,154          280
          GBP/USD                     Pound Sterling Forward purchases               3,449            -
          USD/MXN                     Mexican Peso Forward sales                     (560)            -
                                                                             ---------------------------
                                                                                     8,414           10
                                                                             ---------------------------

Commodities price derivatives

                                                                                     Fair Value
                   Contract                           Terms                           December
                                                                             ---------------------------
                                                                                 2004          2003
          ----------------------------------------------------------------------------------------------
          Gas call options                             2004                              -        (213)
          Gas put options                           2004-2005                        (283)        (246)
          Oil call options                             2004                              -        1,066
          Oil put options                              2004                              -      (1,087)
          Oil call options                             2004                              -          131
          Oil put options                              2004                              -         (46)
                                                                             ---------------------------
                                                                                     (283)         (395)
                                                                             ---------------------------


25 Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP Billiton ("BHP")-see 25 (i) below-). Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 22 and 23) that would be material to Tenaris's consolidated financial position or results of operations.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

25 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

(i)      BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP settled their litigation concerning the failure of an underwater pipeline. According to the terms of the settlement, Dalmine will pay BHP a total of GBP108.0 million (USD207.2 million), inclusive of expenses, which amount (net of advances previously made) is payable in three annual installments. The first two installments of GBP30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP30.4 million is due in December 2005. A Libor + 1% interest rate applies to the outstanding amounts.

The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV ("Tenet") -the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized- commenced arbitration proceedings against Fintecna S.p.A. ("Fintecna"), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna is required to pay to Tenaris the sum of EUR92.6 million (approximately USD126 million). Under applicable rules of the International Chamber of Commerce, the award is binding on the parties and must be carried out without delay, although that requests for clarification or other petitions could delay compliance with the terms of the award. Income from this award is included in "Other operating income".

 (ii)    Consorcio Siderurgia Amazonia, Ltd.

The financial restructuring of Sidor and Amazonia, an associated company of Tenaris which concluded during 2003 (the "2003 Restructuring"), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Tenaris had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia's existing shares and shares of Sidor held in its possession, which are due to expire in the third quarter of 2005.

During 2003, as part of the 2003 Restructuring, Tenaris acquired a 24.4% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD32.9 million, primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa (a) became Sidor's creditor (in a "Participation Account Agreement") of a non-interest bearing loan, payable if and when Sidor reaches certain financial goals defined as "Excess Cash", and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa's choice ("the convertible debt instrument"), which were valued by these companies at their respective fair value.

On February 3, 2005 Ylopa exercised its option to convert its convertible debt instruments into Amazonia's common stock. In connection with this conversion, Tenaris recorded a gain of USD83.1 million. In determining the value of the debt instruments, management considered the information available provided by Amazonia, comprising the financial statements of Amazonia and the discounted cash flow projections prepared for purposes of assessing the impairment of Amazonia's investment in Sidor. Both values do not differ significantly.

As a result, Tenaris's participation in Amazonia increased from 14.5% to 21.2%, thereby increasing its indirect participation in Sidor from 8.7% to 12.6%.

The 2003 Restructuring set forth a mechanism for Sidor to repay its debts under the "Participation Account Agreement" whereby Ylopa is entitled to receive its percentage of the participation of Sidor's Excess Cash (determined in accordance with a specific formula). Sidor had been distributing Excess Cash to Ylopa on a semi-annual basis starting October 2003. As from January, 2005 Sidor will distribute Excess Cash on a quarterly basis. During the year ended December 31, 2004, Tenaris obtained USD38.0 million from Ylopa related to Sidor's Excess Cash.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

25 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

 (iii)   Tax claims

Conversion of tax-loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP59.4 million (approximately USD20.3 million) at December 31, 2004 in taxes and penalties. Based on the views of Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Application of inflation adjustment procedures

In their respective tax returns for the year ended December 31, 2002, Siderca and Siat S.A., (another subsidiary of Tenaris domiciled in Argentina), used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on their monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Peso to the United States dollar at a fixed rate of ARP1=USD1 and was not reinstated after the termination of the convertibility regime.

Both subsidiaries have (i) started legal proceedings objecting to the constitutional grounds for the above mentioned suspension (on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable) and (ii) obtained an injunction that prevents the tax authorities from summarily executing their claim while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a provision for the full potential tax liability on the alleged artificial gains plus statutory interest, but excluding fines or any other potential punitive charges. At December 31, 2004 the provision totaled ARP80.3 million (USD27.5 million).

On October 29, 2004, Siderca applied to join the promotional regime established by Argentine Law 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs if and only if the benefits of such regime are received by Siderca. On February 11, 2005, Argentine Government approved these benefits. For this reason, Siderca has to pay its liability. No charges arose from this payment, as Tenaris had previously recorded a provision for this claim as described above.

(iv)     Other Proceedings

Dalmine is currently subject to eleven civil proceedings and three former Dalmine managers are subject to a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 civil parties related to the above consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 21 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR9.4 million (USD12.8 million).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

25 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

 (v)     Commitments

The following are the Company's main off-balance sheet commitments:

(a) Tenaris entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-or-pay basis 75,000 tons of hot briquetted iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris has paid -on average- higher than market prices for its HBI and according to the original contract has accumulated a credit. During the year ended at December 31, 2004, Tenaris paid lower-than-market prices for its HBI purchases, which resulted in a decrease to the previously recorded amount and lower cost of sales.

In connection with Tenaris's original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua's cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD3.2 million outstanding as of December 31, 2004) in support of the USD156 million (USD42.5 million outstanding as of December 31, 2004) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b) In August 2001, Dalmine Energie S.p.A. ("Dalmine Energie") entered into a ten-year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take-or-pay conditions until October 1st, 2011. The outstanding value of the contract at December 31, 2004 is approximately EUR588.0 million (USD800.9 million).

(c) Under the Gas Release Program enacted by Eni S.p.A., Gas and Power
Division, in August 2004, Dalmine Energie increased its availability of natural gas for the period from October 1st, 2004 to September 30th, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR230.0 million (USD313.3 million), based on prices prevailing as of December 2004. Dalmine Energie has also obtained, at the Italian border, the necessary capacity on the interconnection infrastructure to transport the natural gas to Italy for the period of the gas supply.

(d) Under a lease agreement between Gade Srl (Italy) and Dalmine, entered into in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD11.3 million). Up to the date of these financial statements, the auction has not yet been announced.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

25 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

(v) Commitments (Cont'd.)

(e) On October 24, 2003 Tenaris's subsidiaries Siderca and Generadora del
Parana S.A. ("Generadora"), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris committed to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. In December 2003, Generadora transferred all of its assets and the rights arising from the purchase agreement with Repsol-YPF to Siderca. Considering its Campana facility and the facilities received from Generadora, Siderca has an annual estimated gas consumption of 800 million cubic meters. At December 31, 2004, the parties to the joint agreement had fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.

(f) On April 27, 2004 Tenaris Financial Services S.A., a subsidiary of the Company, made a deposit of USD10.0 million at Bank San Paolo IMI S.p.A. as collateral for a financial transaction between the mentioned bank and Siderca, another Tenaris subsidiary, generating a restriction on the availability of such funds.

(g) In July 2004, Tenaris's subsidiary Matesi Materiales Siderurgicos S.A. ("Matesi") entered into a twenty-year agreement with C.V.G. Electrificacion del Caroni, C.A. ("Edelca") for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement establishes a start-up period until June 2005 for which the take-or-pay conditions will not be in force. The outstanding value of the contract at December 31, 2004 is approximately USD75.2 million.

(h) On August 20, 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi's HBI production. In addition, Sidor has the right to increase its proportion on Matesi's production by an extra 19.9% until reaching 49.8% of Matesi's HBI production. Under the contract, the sale price is determined on a cost-plus basis.

(i) In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator's manufacturer, assumed the repairs costs of the generator estimated in USD9.0 million. Tenaris recognized a Receivable with the manufacturer for the cost of the repairs. The Company impaired the value of these assets under Property, plant and equipment for USD11.7 million. The reparation is expected to be completed by September 2005. In addition, Tenaris recorded a loss of USD6.7 million due to commitments to deliver steam vapor and gas and the related penalties.

(j) On September 16, 2004 Tenaris`s Board of Directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR109 million (USD148 million). This investment is expected to improve the competitiveness of Tenaris's Italian seamless pipe operations by reducing its energy costs and securing a reliable source of power.

(vi)     Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2004 the Company has created this reserve in full.

Shareholders' equity at December 31, 2004 under Luxembourg law and regulations comprises the following captions:

       Share capital                                                                      1,180,537
       Legal reserve                                                                        118,054
       Share premium                                                                        609,733
       Other distributable reserves                                                              82
       Retained earnings                                                                    536,459
                                                                                      --------------

       Total shareholders equity according Luxembourg law                                 2,444,865
                                                                                      --------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

25 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

(vi)     Restrictions on the distribution of profits (Cont'd.)

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2004, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totaled USD536.5 million, as detailed below.

        Distributable reserve and retained earnings at December 31, 2003 under              298,035
        Luxembourg Law

        Dividends and distribution received                                                 292,589
        Other income and expenses for the year 2004                                          80,888

        Dividends paid                                                                    (135,053)
        Increase in reserve due to capital increase (see Note 28 (b))                            82
                                                                                      --------------
        Distributable reserve and retained earnings at December 31, 2004 under
        Luxembourg law                                                                      536,541
                                                                                      --------------

26       Ordinary shares and share premium

                                                                             Number of Ordinary shares
                                                                      -----------------------------------------

                                                                                   2004                 2003
         At January 1                                                        1,180,287,664       1,160,700,794
         Net issue of shares (see Note 28 (b))                                     249,166          19,586,870
                                                                      -----------------------------------------
         At December 31                                                      1,180,536,830       1,180,287,664
                                                                      -----------------------------------------

The total of issued and outstanding ordinary shares as of December 31, 2004 is 1,180,536,830 with a par value of USD1 per share with one vote each.


27       Minority interest

                                                                   Year ended December 31,
                                                     ----------------------------------------------------
                                                           2004              2003             2002

         At beginning of year                                 119,984           186,783          918,981
         Currency translations differences                      9,478            16,738         (62,816)
         Share of net profit of subsidiaries                   20,278            12,129          142,403
         Acquisition and increases                             21,106               458                -
          Exchange of shares of Siderca, Dalmine
          and Tamsa                                                 -          (44,887)        (768,577)
         Sales                                                  (649)          (37,173)          (2,020)
         Dividends (*)                                        (4,926)          (14,064)         (41,188)
                                                     ----------------- ----------------- ----------------
         At end of year                                       165,271           119,984          186,783
                                                     ----------------- ----------------- ----------------

(*) Includes dividends approved not paid for USD4.9 million in 2004.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

28       2002 Exchange Offer and other events with impact on minority interest

(a)      2002 Exchange Offer

On October 18, 2002, Sidertubes -at that time the Company's controlling shareholder- contributed all of its assets to Tenaris in exchange for shares of the Company's common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca, Tamsa, Dalmine, TGS and Invertub S.A. Siderca held additional participations in Tamsa, Dalmine, Metalmecanica S.A and Metalcentro S.A.

During 2002, Tenaris successfully completed an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine ("the 2002 Exchange Offer"). These acquisitions were accounted for under the purchase method and the acquisition costs, totalling USD811.3 million and gave rise to a net negative goodwill of USD5.2 million.

(b)      Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On September 15, 2003 Tenaris concluded an exchange offer in the United
States for shares and ADSs of Tamsa. As per the commitment assumed by Tenaris at the time of the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stock for USD51,611 thousand. The acquisition cost was determined on the bases of the price of Tenaris's shares on September 12, 2003.

For the 356,392 shares of Tamsa's common stock outstanding in the Mexican market, Tenaris and Sidertubes, established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris's shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa's common stock were able to exchange their shares under the escrow arrangement during a six-month period. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris. As a result, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million.

On February 13, 2004, Tenaris increased its capital stock by issuing
249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan. In accordance with Luxembourg law, the capital increase was allocated USD249 to share capital, USD25 to legal reserve, USD464 to a share premium and USD82 to other distributable reserve.

As of December 31, 2004, Tenaris held, directly or indirectly, more than 99.9% of the common stock of Tamsa.


Subsequent acquisition of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0% of Dalmine's common stock. On July 11, 2003, Tenaris concluded a cash offer for the remaining minority interest in Dalmine and held, directly or indirectly, 96.8% of the shares of Dalmine. At December 31, 2004, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 99.2% of the shares of Dalmine.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris's proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris's gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

29       Business and other acquisitions

As a result of the transactions explained in Note 28, Tenaris acquired
0.03% of Tamsa, 0.5% of Dalmine during 2004, and 5.5% of Tamsa, 9.9% of Dalmine and 0.9% of Siderca during 2003.

On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and increased the subsidiary's capital stock to USD50.0 million.

On February 2, 2004 Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD9.6 million, plus transaction costs.

As described in AP A, management applied IFRS 3 for the business combination detailed below.

On July 9, 2004 Tenaris and Sidor through their jointly owned company
Matesi, acquired from Posven, a Venezuelan company its industrial facility for the production of pre-reduced HBI, located in Ciudad Guayana, Venezuela, for the price of USD120.0 million. The acquisition did not generate goodwill. As of December 31, 2004 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.

On July 26, 2004 Tenaris acquired all of the shares of Tubman International
Ltd. ("Tubman"), a company incorporated under the laws of Gibraltar, which owned 84.86% of S. C. Silcotub S.A. ("Silcotub") and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l., all of them incorporated in Romania for a total consideration of USD42.0 million. The acquisition of these companies did not generate goodwill.

Tenaris reached an agreement with the Romanian privatization agency (AVAS) to settle the litigation commenced by the latter against Tubman in connection with the alleged breach of certain of Tubman's obligations under the privatization agreement by virtue of which Tubman purchased control of S.C. Laminorul S.A. ("Laminorul"). Pursuant to the agreement, signed on November 1, 2004 Tenaris transferred 9,931,375 shares of Laminorul to the Romanian government, representing 69.99% of Laminorul's capital stock, and retained 2,334,145 shares (16.45% of Laminorul's capital stock).

The acquired business contributed revenues of USD93.2 million and net gains of USD6.1 million to Tenaris in the year ended at December 31, 2004.

The assets and liabilities arising from acquisitions are as follows:

                                                                                 Year ended December 31,

                                                                               2004                 2003
                                                                       --------------------- -------------------

         Other assets and liabilities (net)                                        (25,060)             (3,612)
         Property, plant and equipment                                              191,097              30,764
         Goodwill                                                                         -               9,667
                                                                       --------------------- -------------------
         Net assets acquired                                                        166,037              36,819
          Minority interest                                                         (8,034)              31,025
         Total non-current liabilities (*)                                         (60,408)             (2,561)
                                                                       --------------------- -------------------
         Total liabilities assumed                                                 (60,408)             (2,561)
                                                                       --------------------- -------------------
         Sub-total                                                                   97,595              65,283
                                                                       --------------------- -------------------
         Cash - acquired                                                              5,177               5,687
         Fair value adjustment of minority interest acquired                              -               (925)
         Common stock issued in acquisition of minority interest                        820              51,611
                                                                       --------------------- -------------------
         Purchase consideration                                                     103,592             121,656
                                                                       --------------------- -------------------

(*) Year ended at December 31, 2004 includes Matesi's liability with Sidor (minority shareholder of Matesi).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

29       Business and other acquisitions (Cont'd.)

Details of net assets acquired and goodwill are as follows:

                                                                          Year ended December 31,
                                                            -----------------------------------------------------

                                                                         2004                       2003



            Purchase consideration                                            103,592                   121,656

            Fair value of acquired business                                  (103,592)                 (111,989)
                                                            --------------------------- -------------------------

             Goodwill                                                                -                     9,667
                                                            --------------------------- -------------------------


30       Related party transactions

The Company is controlled by I.I.I. Industrial Investments Inc. B.V.I., which at December 31, 2004 owned 60.2% of Tenaris' shares and voting rights. At that date the remaining 39.8% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                                   Year ended December 31,
                                                     ----------------- ----------------- ----------------
                                                           2004              2003             2002
        (i) Transactions

        (a) Sales of goods and services
           Sales of goods                                      72,932            57,865          258,083
           Sales of services                                   24,983            11,811            6,934
                                                     ----------------- ----------------- ----------------

                                                               97,915            69,676          265,017
                                                     ----------------- ----------------- ----------------

        (b) Purchases of goods and services

           Purchases of goods                                  63,132            70,984          160,792
           Purchases of services                               58,831            64,793          103,858
                                                     ----------------- ----------------- ----------------

                                                              121,963           135,777          264,650
                                                     ----------------- ----------------- ----------------

        (c) Acquisitions of subsidiaries                            -             (304)                -
                                                     ----------------- ----------------- ----------------

                                                               At December 31,
                                                     ----------------- ------------------
                                                           2004              2003
        (ii) Year-end balances

           (a) Arising from sales/purchases of
                goods/services

              Receivables from related parties                 52,663             42,116

              Payables to related parties (1)                 (17,401)           (37,219)
                                                     ----------------- ------------------

                                                               35,262              4,897
                                                     ----------------- ------------------

           (b) Cash and cash equivalents

              Time deposits                                         6                420
                                                     ----------------- ------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

30       Related party transactions (Cont'd.)

                                                               At December 31,
                                                     ----------------- ------------------
                                                           2004              2003
           (c) Other balances

              Trust fund                                      119,666            118,087

              Convertible debt instruments - Ylopa            121,955             33,508
                                                     ----------------- ------------------
                                                              241,621            151,595
                                                     ----------------- ------------------

           (d) Financial debt

              Borrowings and overdrafts (2)                  (56,906)            (5,716)

              Borrowings from trust fund                            -            (1,789)
                                                     ----------------- ------------------

                                                             (56,906)            (7,505)
                                                     ----------------- ------------------

(1) Includes liabilities with Ylopa (USD10,590 at December 31, 2003)
(2) Includes borrowings from Sidor to Matesi (USD51,457 at December 31, 2004)

 (iii) Officers and director's compensation

The aggregate compensation of the directors and executive officers earned during 2004 and 2003 amounts to USD9.8 million and USD8.6 million respectively.


31       Cash flow disclosures

                                                                   Year ended December 31,
                                                      ---------------------------------------------------
                                                           2004             2003             2002
(i)      Changes in working capital

         Inventories                                        (411,045)       (151,766)             55,461
         Receivables and prepayments                         (82,845)          10,900           (31,485)
         Trade receivables                                  (271,225)           4,142          (124,699)
         Other liabilities                                   (37,443)          39,585           (27,168)
         Customer advances                                     72,678          17,636           (32,355)
         Trade payables                                       108,693        (27,653)             59,404
                                                      ---------------- --------------- ------------------
                                                            (621,187)       (107,156)          (100,842)
                                                      ---------------- --------------- ------------------

(ii)     Income tax accruals less payments

         Tax accrued (*)                                      220,376          63,918            244,554
         Taxes paid                                         (175,717)       (202,488)           (70,076)
                                                      ---------------- --------------- ------------------
                                                               44,659       (138,570)            174,478
                                                      ---------------- --------------- ------------------

(*)  In 2002 does not include a tax recovery of USD36.8 millions (see Note 8)

(iii)    Interest accruals less payments, net

         Interest accrued                                      32,683          16,708             20,279
         Interest paid net                                   (15,710)        (19,740)           (15,499)
                                                      ---------------- --------------- ------------------
                                                               16,973         (3,032)              4,780
                                                      ---------------- --------------- ------------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

32       Principal subsidiaries

The following is a list of Tenaris's subsidiaries and its direct or indirect percentage of ownership of each company at December 31, 2004, 2003 and 2002 is disclosed.

............................................................................................................................
                 Company                      Country of               Main activity             Percentage of ownership
                                             Organization                                            at December 31,
............................................................................................................................
............................................................................................................................
                                                                                                  2004     2003     2002
............................................................................................................................
............................................................................................................................
Algoma Tubes Inc.                          Canada            Manufacturing of seamless steel        100%     100%      98%
                                                             pipes
............................................................................................................................
............................................................................................................................
Confab Industrial S.A. and subsidiaries    Brazil            Manufacturing of welded steel           39%      39%      39%
(b)                                                          pipes and capital goods
............................................................................................................................
............................................................................................................................
Corporacion Tamsa S.A.                     Mexico            Sale of seamless steel pipes              -        -      94%
............................................................................................................................
............................................................................................................................
Dalmine Holding B.V. and subsidiaries      Netherlands       Holding company                         99%      99%      88%
............................................................................................................................
............................................................................................................................
Dalmine S.p.A.                             Italy             Manufacturing of seamless steel         99%      99%      88%
                                                             pipes
............................................................................................................................
............................................................................................................................
Empresas Riga S.A. de C.V.                 Mexico            Manufacturing of welded fittings       100%     100%      94%
                                                             for seamless steel pipes
............................................................................................................................
............................................................................................................................
Exiros S.A.                                Uruguay           Procurement services for               100%     100%        -
                                                             industrial companies
............................................................................................................................
............................................................................................................................
Information Systems and Technologies N.V.  Netherlands       Software development and                75%      75%      70%
and subsidiaries                                             maintenance
............................................................................................................................
............................................................................................................................
Inmobiliaria Tamsa S.A. de C.V.            Mexico            Leasing of real estate                 100%     100%      94%
............................................................................................................................
............................................................................................................................
Insirger S.A. and subsidiaries             Argentina         Electric power generation              100%     100%        -
............................................................................................................................
............................................................................................................................
Intermetal Com SRL (a)                     Romania           Marketing of Scrap and other raw       100%        -        -
                                                             materials
............................................................................................................................
............................................................................................................................
Invertub S.A. and subsidiaries             Argentina         Holding company                        100%     100%     100%
............................................................................................................................
............................................................................................................................
Lomond Holdings B.V. and subsidiaries      Netherlands       Procurement services for               100%     100%      70%
                                                             industrial companies
............................................................................................................................
............................................................................................................................
Matesi, Materiales Siderurgicos S.A. (a)   Venezuela         Production of hot briquetted iron       50%        -        -
                                                             (HBI).
............................................................................................................................
............................................................................................................................
Metalcentro S.A.                           Argentina         Manufacturing of pipe-end              100%     100%     100%
                                                             protectors and lateral impact
                                                             tubes
............................................................................................................................
............................................................................................................................
Metalmecanica S.A.                         Argentina         Manufacturing steel products for       100%     100%      99%
                                                             oil extraction
............................................................................................................................
............................................................................................................................
NKKTubes K.K.                              Japan             Manufacturing of seamless steel         51%      51%      51%
                                                             pipes
............................................................................................................................
............................................................................................................................
S.C. Silcotub S.A. and subsidiary (a)      Romania           Manufacturing of seamless steel         85%        -        -
                                                             pipes
............................................................................................................................
............................................................................................................................
Scrapservice S.A.                          Argentina         Processing of scrap                     75%      75%      74%
............................................................................................................................
............................................................................................................................
Siat S.A.                                  Argentina         Manufacturing of welded steel           82%      82%      81%
                                                             pipes
............................................................................................................................
............................................................................................................................
Siderca International A.p.S.               Denmark           Holding company                        100%     100%      99%
............................................................................................................................
............................................................................................................................
Siderca S.A.I.C.                           Argentina         Manufacturing of seamless steel        100%     100%      99%
                                                             pipes
............................................................................................................................

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

32       Principal subsidiaries (Cont'd.)


...........................................................................................................................
                 Company                       Country of              Main activity          Percentage of ownership at
                                              Organization                                           December 31,
...........................................................................................................................
...........................................................................................................................
                                                                                                2004      2003     2002
...........................................................................................................................
...........................................................................................................................
Siderestiba S.A.                           Argentina           Logistics                            99%      99%      99%
...........................................................................................................................
...........................................................................................................................
Sidtam Limited                             B.V.I.              Holding company                     100%     100%      97%
...........................................................................................................................
...........................................................................................................................
SO.PAR.FI Dalmine Holding S.A.             Luxembourg          Holding company                      99%      99%      88%
...........................................................................................................................
...........................................................................................................................
Sociedad Industrial Puntana S.A.           Argentina           Manufacturing of steel              100%     100%        -
                                                               products
...........................................................................................................................
...........................................................................................................................
Socominter Far East Ltd.                   Singapore           Marketing of steel products            -        -     100%
...........................................................................................................................
...........................................................................................................................
Socominter Ltda.                           Chile               Marketing of steel products         100%     100%     100%
...........................................................................................................................
...........................................................................................................................
Socominter S.A.                            Venezuela           Marketing of steel products         100%     100%     100%
...........................................................................................................................
...........................................................................................................................
Socover S.A. de C.V.                       Mexico              Marketing of steel products            -        -      94%
...........................................................................................................................
...........................................................................................................................
Talta - Trading e Marketing Lda. (a)       Madeira             Holding Company                     100%        -        -

...........................................................................................................................
...........................................................................................................................
Tamsider LLC                               USA                 Holding company                     100%     100%     100%
...........................................................................................................................
...........................................................................................................................
Tamsider S.A. de C.V. and subsidiaries     Mexico              Promotion and organization of       100%     100%      94%
                                                               steel-related companies and
                                                               marketing of steel products
...........................................................................................................................
...........................................................................................................................
Tamtrade S.A.de C.V.                       Mexico              Marketing of steel products         100%     100%      94%
...........................................................................................................................
...........................................................................................................................
Techint Investment Netherlands B.V.        Netherlands         Holding company                     100%     100%      99%
...........................................................................................................................
...........................................................................................................................
Tenaris Autopartes S.A. de C.V.            Mexico              Manufacturing of supplies for       100%     100%        -
                                                               the automotive industry
...........................................................................................................................
...........................................................................................................................
Tenaris Confab Hastes de Bombeio (a)       Brazil              Manufacturing of steel               70%        -        -
                                                               products for oil extraction
...........................................................................................................................
...........................................................................................................................
Tenaris Connections A.G. and subsidiaries  Liechtenstein       Ownership and licensing of          100%      99%      94%
                                                               steel technology
...........................................................................................................................
...........................................................................................................................
Tenaris Financial Services S.A.            Uruguay             Financial Services                  100%     100%        -

...........................................................................................................................
...........................................................................................................................
Tenaris Global Services B.V.               Netherlands         Sales agent of steel products       100%     100%     100%
...........................................................................................................................
...........................................................................................................................
Tenaris Global Services (Canada) Inc.      Canada              Marketing of steel products         100%     100%     100%
...........................................................................................................................
...........................................................................................................................
Tenaris Global Services de Bolivia S.R.L.  Bolivia             Marketing of steel products         100%     100%     100%
(previously Socominter de Bolivia S.R.L.)
...........................................................................................................................
...........................................................................................................................
Tenaris Global Services (Japan) K.K.       Japan               Marketing of steel products         100%     100%     100%
(previously DST Japan K.K.)
...........................................................................................................................
...........................................................................................................................
Tenaris Global Services Norway AS          Norway              Marketing of steel products         100%     100%     100%
...........................................................................................................................
...........................................................................................................................
Tenaris Global Services (Panama) S.A.      Panama              Marketing of steel products         100%     100%     100%
...........................................................................................................................

32       Principal subsidiaries (Cont'd.)

.........................................................................................................................
                  Company                       Country of             Main activity           Percentage of ownership
                                               Organization                                        at December 31,
.........................................................................................................................
.........................................................................................................................
                                                                                                2004     2003    2002
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services (UK) Ltd            United Kingdom     Marketing of steel products        100%     100%    100%
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services S.A.                Uruguay            Holding company and marketing      100%     100%    100%
                                                               of steel products
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services  Ecuador S.A.       Ecuador            Marketing of steel products        100%     100%       -
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services Far East Pte. Ltd.  Singapore          Marketing of steel products        100%     100%    100%
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services Korea               Korea              Marketing of steel products        100%     100%       -
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services LLC                 U.S.A.             Sales agent of steel products      100%     100%    100%
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services (B.V.I.) Ltd.       B.V.I.             Holding company                    100%     100%    100%
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services Nigeria Ltd.        Nigeria            Marketing of steel products        100%     100%    100%
(Previously Tubular DST Nigeria Ltd.)
.........................................................................................................................
.........................................................................................................................
Tenaris Global Services (Kazakhstan ) LLP   Kazakhstan         Marketing of steel products        100%        -       -
(a)
.........................................................................................................................
.........................................................................................................................
Tenaris Investments Ltd. (a)                Ireland            Holding company                    100%        -       -
.........................................................................................................................
.........................................................................................................................
Tenaris West Africa Ltd.                    United Kingdom     Finishing of steel pipes           100%     100%     98%
.........................................................................................................................
.........................................................................................................................
Texas Pipe Threaders Co.                    U.S.A.             Finishing and marketing of         100%     100%     99%
                                                               steel pipes
.........................................................................................................................
.........................................................................................................................
Tubman International Ltd. (a)               Gibraltar          Holding company                    100%        -       -
.........................................................................................................................
.........................................................................................................................
Tubman Holdings (Gibraltar) LLP (a)         Gibraltar          Holding company                    100%        -       -
.........................................................................................................................
.........................................................................................................................
Tubos de Acero de Mexico S.A.               Mexico             Manufacturing of seamless          100%     100%     94%
                                                               steel pipes
.........................................................................................................................
.........................................................................................................................
Tubos de Acero de Venezuela S.A.            Venezuela          Manufacturing of seamless           70%      70%     66%
                                                               steel pipes
.........................................................................................................................

(a)      Incorporated or acquired during 2004
(b) Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

33 Impact of New Accounting Pronouncements: International Financial Reporting Standards


In December 2003, as a part of the IASB's project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after the Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards must be applied for annual periods beginning on or after January 1, 2005. During 2004 the following International Financial Reporting Standards (IFRS) were issued: IFRS 2, Share-Based Payments; IFRS 3, Business Combinations; IFRS 4, Insurance Contracts; IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations and IFRS 6, Exploration for and Evaluation of Mineral Resources. Following is a summary of those changes which could result in a material impact on the Tenaris consolidated financial statements from applying these revised standards.



(a)    Presentation of minority interests to be changed

IAS 1 (revised) requires disclosure, on the face of the income statement, of the entity's profit or loss for the period and the allocation of that amount between "profit or loss attributable to minority interest" and "profit or loss attributable to equity holders of the parent". As from January 1, 2005, minority interests will be included as equity in the consolidated balance sheet and not shown as a separate category. The effect of this is to increase the Company's equity at January 1, 2005 by USD165.3 million. Earnings per share will continue to be calculated on the net income attributable solely to the equity holders of Tenaris.





(b)     IFRS 3 on business combinations and related goodwill amortization

Under IFRS 3, with effect from January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing.


Goodwill of USD112.7 million recorded at December 31, 2004, will not be amortized.


IFRS 3 requires accumulated negative goodwill at December 31, 2004 to be derecognized with a corresponding adjustments to Retained earnings. The effect of this is an increase in the opening balance of the Company's equity at January 1, 2005 of USD110.8 million.


During 2004, Tenaris incurred USD0.3 million of goodwill and negative goodwill amortization expense.





(c)     IAS 16 Property, Plant and Equipment

IAS 16 requires that the Company determines the depreciation charge separately for each significant part of an item of property, plant and equipment.


An entity is required to measure the residual value of an item of property, plant and equipment as the amount it estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life.







                                                            Carlos Condorelli
                                                        Chief Financial Officer

                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







Date: February 28, 2005






                                                             Tenaris, S.A.









By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary